

April 13, 2010

Via Facsimile (212) 750-5815 and U.S. Mail
Tara Keating, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Genzyme Corporation**
> **Amendment to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 6, 2010 by Dr. Stephen Burakoff, Dr. Alexander J.**
> **Denner, Mr. Carl C. Ichan, Dr. Richard Mulligan, High River**
> **Limited Partnership, Hopper Investments LLC, Barberry Corp.,**
> **Ichan Partners LP, Ichan Partners Master Fund LP, Ichan Partners**
> **Master Fund II LP Ichan Partners Master Fund III, LP Ichan**
> **Enterprises G.P. Inc. Ichan Enterprises Holdings, L.P. IPH GP LLC**
> **Ichan Capital L.P., Ichan Onshore LP Ichan offshore LP and Beckton**
> **Corp. (the "Icahn Parties")**
> **File No. 1-14680**

Dear Ms. Keating:

    We have conducted a limited review of the filing and response letter submitted on
April 6, 2010 and have the following comments.

1. We note your response to prior comment 10. Although the response delineates
    specific provisions of the Clayton Act, you have not provided sufficient analysis
    supporting the Icahn Parties' conclusion that Section 8 of the Clayton Act is
    inapplicable. For example, please supplementally provide, if known, any quantitative
    data that supports the Icahn Parties' reasonable belief that there is "de minimis
    competitive sales" between Biogen Idec, Inc. and Genzyme Corporation as such term
    is defined under Section 8 of the Clayton Act. Similarly, please supplementally
    provide information explaining how the Icahn Parties concluded that as of the last
    fiscal year there were no existing approved products of Biogen and the Company that
    were approved for competing use. Your response should also address how
    "competing use" is defined and explain who determines whether products are
    competitive products for purposes of the Clayton Act provisions.

2. Please see our comment above. Please succinctly disclose in the proxy statement the Icahn Parties' belief regarding the potential applicability of the Clayton Act, inclusive of any supporting information.

3. As done in your response to prior comment 11, please revise your disclosure in the proxy statement to set forth the Icahn Parties' belief regarding potential conflicts of interests arising from the membership of nominees on the Board of Directors of Biogen and Genzyme, the Icahn Parties nominees' understanding of their fiduciary obligations if elected to serve on the Genzyme Board, and the steps, if any, that such nominees would take to alleviate potential conflicts, if elected to the Genzyme Board.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions